IMPERIAL METALS CORPORATION

July 8, 2003


03024620


SEC MAIL PROCESSING
RECEIVED
JUL 16 2003
WASH, D.C. 155 SECTION

SUPPL

U.S. Securities and Exchange Commissi
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs:

Re: File No. 82-34714

We enclose a copy of Form 1 – Change in Outstanding and Reserved Securities submitted to the Toronto Stock Exchange on July 8, 2003.

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai
Assistant Corporate Secretary
Direct Line: (604) 488-2659

Enclosure

PROCESSED
JUL 22 2003
THOMSON FINANCIAL


TORONTO STOCK EXCHANGE
TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name : Imperial Metals Corporation
Symbol : III
Reporting Period: 05/01/2003 - 06/30/2003

Summary

Issued & Outstanding Opening Balance :	19,711,764	As at :	06/01/2003

Effect on Issued & Outstanding Securities

Stock Option Plan	0
Issued & Outstanding Closing Balance :	19,711,764

Stock Option Plan

Stock Options Outstanding Opening Balance: **1,280,000** As at : 06/01/2003

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
06/15/2003	N			15,000	
Filer's comment					
Options to Greg Smyth cancelled.					
Totals		0	0	15,000	0

Stock Options Outstanding Closing Balance: **1,265,000** As at : 06/01/2003

Filed on behalf of the Issuer by:

Name: Rio Budhai
Phone: 6044882659
Email: riobudhai@imperialmetals.com
Submission Date: 07/08/2003 14:24:42
Last Updated: 07/07/2003 14:04:51